TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
Form 52-102F1

DATED September 20, 2007
REVISED October 10, 2007

The following discussion of the results of operations of the Company for the fiscal year ended May 31, 2007, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2007 and 2006.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Alaska, British Columbia and Arizona.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, subject to a 1% NSR to the State of Alaska. The Company, through its subsidiary, Teryl, Inc. has optioned seven patented claim blocks, consisting of 248 acres in the Warren Mining District, Cochise County, Arizona. The Company can earn a 100% interest, subject to a 10% net profit interest

The Company also has a 40% interest in three wells drilled in Knox County, Kentucky, subject to a 12.5% revenue interest to the landowner and a 27.5% interest to Energy Source, Inc., the lessee and operator of the wells.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	May 31,2007	May 31,2006	May 31, 2005
Net sales or total revenues	33,714	27,154	28,307
Net income or (loss) before discontinued items or extraordinary items
- total	(465,540)	(430,646)	(515,740)
- per share undiluted	(0.01)	(0.01)	(0.01)
- per share diluted	(0.01)	(0.01)	(0.01)
Net income or loss after discontinued operations
- total	(465,540)	(430,646)	(515,740)
- per share undiluted	(0.01)	(0.01)	(0.01)
- per share diluted	(0.01)	(0.01)	(0.01)
Total assets	3,562,295	3,494,763	3,409,709
Total long-term financial liabilities	$ nil	$ nil	$ nil
Cash dividends declared per share	$ nil	$ nil	$ nil

Results Of Operations

The following discussion of the Company’s financial condition at May 31, 2007 and the changes in financial condition and results of operations for the years ended May 31, 2007 and 2006 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal 2007 compared to 2006

The Company realized a net loss of $465,540 in fiscal 2007, compared to a net loss of $430,646 in fiscal 2006. Publicity, promotion and investor relations expenditure increased to $110,413 in fiscal 2007 compared to expenditures of $110,076 in fiscal 2006. Corporation capital taxes decreased to $4,494 in fiscal 2007 compared to $11,549 in fiscal 2006 due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. An allowance for depletion of gas wells was expensed in 2007 in the amount of $24,243 compared to $nil in 2006. Stock based compensation costs of $66,300 were expensed in 2007, due to new stock option issuances, compared to $ nil in 2006.

At May 31, 2007, the Company’s Oil and Gas operations had an income of $33,714 compared to an income of $27,154 for the year ended May 31, 2006. The Company currently has interests in three drilled wells in Kentucky compared to an interest in one well in 2006, along with the three wells in Texas owned by its subsidiary, Teryl, Inc.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

During the first half of the 2004 exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge.

In April of 2005, we announced the Gil joint venture progress report for the 2004 exploration program from our joint venture partner Kinross Gold Corporation had been received.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Fieldwork began on June 21st, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

On April 19, 2005, a Program and Budget was announced. This Program and Budget is approved by Kinross Gold Corp. with the intent to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

On September 6, 2005, a reverse drilling contract between the Company and GF Back Drilling was announced. The completion of this drilling program was announced on October 31, 2005. The Gil/Sourdough drilling consisted of 1,560 feet of RD drilling for a total of 9 holes. Additional drilling is planned following the seasonal freeze-up to extend the Sourdough mineralized zone. Teryl has agreed to supervise the exploration program and cover 100% of the costs. Kinross has agreed to credit their 80% share of the costs n the next approved budget of the Gil Joint Venture.

On January 26, 2006, an exploration update for the Gil Joint Venture was released. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area.

On July 10, 2006 the Company announced that drilling is to commence this summer on a new gold target on the Gil joint venture. A total of three drill holes is initially planned to test the most favorable geophysical target on the Gil Joint Venture. On September 18, 2006, the Company announced that the necessary permits have been approved and that drilling has commenced.

On September 18, 2006 the Company announced that the necessary permits had been approved and that drilling had commenced on three drill holes.

On January 24, 2007 the Company announced that the 2006 exploration results had been received from the joint venture partner, Kinross Gold Corporation. The 2006 field season involved the Last Change Creek area. Soil and rock sampling yielded 76 samples of which two samples have gold assay values of 0.005 opt or higher.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property, which was drill, tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox has produced over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated.

Black Dome

We held a lease of 440 acres in the Fairbanks Mining District, Alaska. This trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

An exploration program started in August 2003. On December 8, 2003 trench geochemical results and ground geophysics were completed on the West Ridge property. The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values.

The Trust Land Office lease expired on July 15, 2006.

Fish Creek Claims

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

In March we announced that an amending agreement has been completed to extend the term of the original Fish Creek Claims agreement between Linux Gold Corp. and Teryl, until March 5, 2007, giving Teryl a 50% interest in 30 Fish Creek claims in Alaska. Other than this extension, all other terms of the original agreement remain the same. The original Fish Creek Agreement gives Linux Gold Corp. a 5% royalty interest until US$2,000,000 has been received from the royalty payments, or may convert into a 25% working interest. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production. Teryl Resources amended agreement.

The consideration is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. There is no finder’s fee payable. This agreement was further extended to March 5, 2009 with all other terms remaining the same.

In August the Company announced that an extensive auger drilling program has commenced on the All Gold Creek anomaly on the Fish Creek property.

On October 3, 2006, the Company announced that six new geophysical targets have been located. An exploration program is being planned.

Fox Creek Claims

On June 23, 2004, the Company entered into a mineral property lease to develop the property known as the Upper Fox Creek mining lease. The Company made the first US$10,000 payment but did not make the 2005 year payment and the lease was cancelled. During the November 2005 quarter $13,283 in property costs and $36,377 in exploration costs were written off.

Gas Wells, Knox County, Kentucky

On May 23, 2006 the Company entered into an agreement with IAS Communications, Inc. to drill up to 24 gas wells in Kentucky. The Company will earn a 40% interest in each well drilled by financing 50% of the total cost of drilling each well subject to a 12.5% revenue interest to the landowner and a 27.5% interest to Energy Source, Inc., the lessee and operator of the wells.

On June 6, 2006 the Company announced that the Ken Lee#1 well had been successfully completed as a commercial gas well. On July 6, 2006 the Company announced that drilling had commenced on the Elvis Farris #2 well and has been reported to be in production.

Gold Hill Property, Arizona

On July 18, 2006 the Company announced that it has optioned seven patented claim blocks, consisting of 248 acres in the Warren Mining District, Cochise County, Arizona. The Company can earn a 100% interest, subject to a 10% net profit interest, by making payments to the claim owners for $82,500 and $6,000 quarterly payments to the vendors, including a minimum of exploration expenditures of $50,000.

On August 1, 2006 the Company announced that six additional unpatented lode mining claims have been officially filed with the Arizona State office of the Bureau of Land Management on behalf of the Company.

On February 20, 2007 the Company announced that it has received assay results from 16 rock samples, of which four samples exceeded the 0.8% copper, which is required for the current mined porphyry deposits in the Bisbee area.

On July 16, 2007, the Company announced that drilling has been recommended on three separate targets. A drilling contract is being negotiated.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
	$	$	Per Share	Diluted per share
May 31, 2007	21,254	(249,648)	(0.0059)	(0.0059)
February 28, 2007	2,958	(64,280)	(0.0016)	(0.0016)
November 30, 2006	3,624	(82,610)	(0.0046)	(0.0046)
August 31, 2006	5,878	(69,002)	(0.0019)	(0.0019)
May 31, 2006	18,425	(120,735)	(0.0032)	(0.0032)
February 28, 2006	7,239	(71,347)	(0.0019)	(0.0019)
November 30, 2005	(3,576)	(154,426)	(0.0046)	(0.0046)
August 31, 2005	5,066	(84,138)	(0.0023)	(0.0023)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices. The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services. There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms. To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Of the total cash raised, $199,151 came from shares issued for cash; $95,765 came from advances from related parties; $33,714 from oil and gas revenues; and an opening cash surplus of $209,636. During the fiscal year ended May 31, 2007, $210,843 was spent on operations and $290,762 was spent on exploration of mineral properties and purchases of gas well and mineral property interests and office equipment. During the fiscal year ended May 31, 2006, $390,492 was spent on operations and $266,365 was spent on exploration of mineral properties and the purchase of a gas well interest. Financing activities during fiscal 2006 consisted of $671,250 in shares issued for cash; $26,956 in advances from related parties less the debenture repayment of $150,000.

The Company’s cash surplus at May 31, 2007 was $2,947 compared with a surplus of $209,636 at May 31, 2006.

The working capital deficiency was $278,043 at May 31, 2007, compared to a working capital surplus of $123,556 at May 31, 2006

The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Financing Activities

During the fiscal year 2007 the Company raised $199,151 through issuance of its common shares.

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a private placement at a price of $0.15 per unit to net the treasury $179,151. Each unit consist of one share and one share purchase warrant which may be exercised within one year at an exercise price of $0.20.

On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 to net the treasury $20,000.

Transactions with Related Parties

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $30,000 in the period ended May 31, 2007 (2006 - $30,000). Administration, consulting and directors fees totaling $24,000 were paid during the fiscal year ended May 31, 2007 (2006 -$19,000) to J. Lorette, a director of the company, and fees of $15,000 (2006 - $19,550) were paid to M. Van Oord, Chief Financial Officer and a director of the company. Directors fees of $ 12,000 were paid to J. Robertson, President of the company, during the fiscal year ended May 31, 2007 (2006 - $12,000) and fees of $9,396 (2006 - $6,770) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Fourth Quarter

The Company realized a net loss of $249,648 for the quarter ended May 31, 2007, compared to a net loss of $120,707 for the same period in 2006. Audit, accounting and legal fees for the 4th quarter 2007 were $45,300 compared with $20,532 for the 4th quarter 2006 due in part to a partial prepayment of audit fees. Publicity, promotions and investor relations expenditure increased to $61,253 for the 4th quarter 2007 compared to expenditures of $25,161 for the same period in 2006 due to an increase in publicity during the 4th quarter 2007. Write-off of mineral property, exploration and development were $10,381 for the 4th quarter 2007 compared with $nil for the 4th quarter 2006. Depletion of gas wells were $24,243 for the 4th quarter 2007 compared with $nil for the 4th quarter 2006. Stock-based compensation increased to $66,300 for the 4th quarter 2007 compared with $6,242 for the 4th quarter 2006. Management and directors’ fees decreased to $18,821 in the 4th quarter 2007 compared to $24,892 for the same period in 2006. Filing and regulatory fees decreased to $10,028 in 4th quarter 2007 compared to $15,583 for the same period in 2006.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2007 and 2006.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2007 and 2006 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statements of Operations and Deficit for May 31, 2007 and 2006 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.

As of May 31, 2007, 40,862,528 common shares were issued and outstanding. There were no Preferred shares issued.

A total of 2,418,340 warrants were outstanding at May 31, 2007: 1,324,000 warrants which entitle the holder to purchase one common share at an exercise price of $0.30 during the first year and $0.35 during the 2nd year expiring on May 17, 2008; and 1,094,340 warrants which entitle the holder to purchase one common share at an exercise price of $0.20 expiring on April 11, 2008.

Options outstanding at May 31, 2007 are as follows:

Exercise price	Number of
$	Shares
0.15	1,725,000
0.18	25,000
0.20	112,500
0.285	250,000
0.40	75,000
0.45	300,000
2,487,500

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Teryl Resources Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending May 31, 2006. No changes were made in internal controls over financial reporting during the years ended May 31, 2007 and 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com